

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Ms. Theresa M. Messina
Chief Financial Officer
Webster Preferred Capital Corporation
145 Bank Street
Waterbury, CT 06702

      RE: **Webster Preferred Capital Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed March 15, 2010
                File No. 0-23513

Dear Ms. Messina:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Eric McPhee
                        Staff Accountant